UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2026

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No 02.558.157/0001-62 - NIRE 35.3.0015881-4

MATERIAL FACT

Telefônica Brasil S.A. (“Company”) (B3: VIVT3; NYSE: VIV), in the form and for the purposes of Article 157, Paragraph 4, of Law No. 6,404/1976 (“Brazilian Corporation Law”) and CVM Resolution No. 44/2021, in continuity with the Material Fact disclosed on December 9, 2025, hereby informs its shareholders and the market in general that at the Company’s Extraordinary Shareholders’ Meeting held on this date (“ESM”), the shareholders approved the proposal for a reduction of the Company’s capital stock in the amount of R$4,000,000,000.00 (four billion reais), without the cancellation of shares and through the reimbursement of funds to shareholders, pursuant to Article 173 of the Brazilian Corporation Law, with no changes to the number of shares issued and to the shareholders’ participation in the Company’s capital stock (“Reduction”). As a result, the Company’s capital stock will be changed from R$ 60,071,415,865.09 to R$ 56,071,415,865.09.

Therefore, the Company informs that it will proceed with the restitution to the shareholders, in local currency, in the amount of R$1.25171862845 per common share issued by the Company, considering a total of 3,195,606,352 common shares into which its capital stock is divided, excluding the 30,940,270 shares held in treasury as of December 31, 2025. The per-share amount is calculated based on the shareholding position as of December 31, 2025 and, due to the Company’s Share Buyback Program, such amount may be adjusted in accordance with the Company’s shareholding base to be verified on May 22, 2026. After this date, the shares issued by the Company will be considered ex-reimbursement rights.

The resources resulting from the Reduction will be paid in a single installment on July 14, 2026, as defined by the Company’s Board of Officers, individually to each shareholder and in proportion to their respective participation in the Company's share capital, in accordance with the liquidation procedures established by B3 S.A. – Brasil, Bolsa, Balcão ("B3") and the bookkeeper institution of the Company's shares, as applicable.

The Reduction will become effective after 60 (sixty) days from the publication of the minutes of the EGM, as provided for in article 174 of the Corporation Law.

The Company will disclose, in due course, the documents and procedures to be delivered and observed by non-resident shareholders, for tax purposes, including with respect to any withholding income tax ("IRRF") on capital gains derived from the Reduction.

The Company will keep its shareholders and the market in general duly informed about the progress of the matter.

São Paulo, March 12, 2026.

David Melcon Sanchez-Friera

CFO and Investor Relations Officer

Telefônica Brasil – Investor Relations

Email: ir.br@telefonica.com

https://ri.telefonica.com.br/

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	March 12, 2026	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director